FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

Validus made the following statement with respect to the presentation filed by Allied World Assurance Company Holdings, AG with the U.S. Securities and Exchange Commission on July 25, 2011:

“Allied World’s presentation is filled with misinformation seemingly intended to distract and conceal the fact that Validus’ Superior Proposal will deliver Transatlantic stockholders with market value in excess of the Allied World takeover.  Under the Validus proposal, and based on July 25th closing prices, Transatlantic stockholders will receive $50.43 in stock and cash, which is 3.8% or $1.83 higher than Allied World’s inferior bid.  Validus understands that Transatlantic investors are focused on market value rather than accounting concepts like book value.  In fact, investors soundly rejected Max Capital’s focus on book value in attempting to justify its inferior offer for IPC in 2009 by a 3:1 margin.”

“Validus’ offer provides Transatlantic stockholders with more market value upfront, and we firmly believe that it offers greater opportunity for long-term value creation.  Since its IPO, Validus has delivered its shareholders a total return of 55% — this is real value delivered through stock price appreciation and dividends.  Over the same period by this measure, Allied World has only achieved a 24% return.  Allied World and Transatlantic continue to ignore market value and instead have attempted to rationalize their proposed transaction based on factors that are unrelated to stockholder value.”

Cautionary Note Regarding Forward-Looking Statements

This statement may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in the statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

Additional Information about the Proposed Transaction and Where to Find It:

This statement relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash.  This statement is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Validus on July 25, 2011 with the Securities and

Exchange Commission.  The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.  Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Validus has filed or may file with the Securities and Exchange Commission if and when they become available because they contain or will contain important information about the proposed transaction.  All such documents, if filed will be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.  Information about Validus’ directors and officers who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Validus with the Securities and Exchange Commission on July 20, 2011.